

April 18, 2012

<u>Via E-mail</u>
Mr. Timothy A. Ficker
Chief Financial Officer
Venoco, Inc.
370 17th Street, Suite 3900
Denver, Colorado 80202-1370

> **Re: Venoco, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2012**
> **File No. 1-33152**
>
> **Amendment No. 2 to Schedule 13E-3**
> **Filed April 9, 2012**
> **File No. 5-82565**

Dear Mr. Ficker:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

1.   We note your response to comment 4 in our letter to you dated April 4, 2012. You say in your response that the performance-based vesting criteria for some currently outstanding shares of restricted stock will be deemed to be satisfied following the transaction. Please revise your disclosure to specify the number of shares subject to this treatment that are held by each named executive officer.

2.   We note that each of the filing persons' fairness conclusions were based in part on estimates of the value of the company's oil and gas reserves that were prepared several months ago. Disclose whether each filing person intends to obtain updated information about the value of the reserves. If not, disclose the reasons that each filing person

Mr. Timothy A. Ficker
Venoco, Inc.
April 18, 2012
Page 2

continues to believe that the consideration for the transaction is fair to the unaffiliated shareholders.

3.   Item 1015(a) of Regulation M-A requires you to disclose any reports, opinions or appraisals that you have received from an outside party that are materially related to the transaction. The materials that you received from BofA Merrill Lynch, Strategic Energy Advisors and Citibank, including those you submitted to us pursuant to a FOIA confidential treatment request on March 21, 2012, appear to be reports within the meaning of Item 1015(a). Please furnish all of the disclosures and the summary required with respect to those materials pursuant to Item 1015(b), and file the BofA Merrill Lynch and Strategic Energy Advisors materials.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any questions. You may also contact Julia Griffith of the Office of Mergers and Acquisitions at (202) 551-3267 with any questions you may have regarding the Schedule 13E-3.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc (via E-mail):
      Terry Anderson, Esq.
      Igor Kirman, Esq. – Wachtell, Lipton, Rosen & Katz